

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 27, 2007

By Facsimile and U.S. Mail

Mr. Jonathan R. Burst
Chief Executive Officer
International Fuel Technology, Inc.
7777 Bonhomme, Suite 1920
St. Louis, Missouri 63105

> **Re: International Fuel Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated May 30, 2007**
> **Response Letter Dated June 29, 2007**
> **File No. 000-25367**

Dear Mr. Burst:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,

Jill Davis
Branch Chief
